UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: February 24, 2026

Commission File Number: 001-39570

TIM S.A.
(Exact name of Registrant as specified in its Charter)

João Cabral de Melo Neto Avenue, 850 – North Tower – 12th floor
22775-057 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes ☐ No ☒

TIM S.A.

Publicly-held company

CNPJ/MF 02.421.421/0001-11

NIRE 33.300.324.631

MATERIAL FACT

2026 STRATEGIC PLAN AND PROJECTIONS UPDATE (GUIDANCE)

TIM S.A. (“Company” or “TIM”) (B3: TIMS3; NYSE: TIMB), in compliance with Article 157 of Law No. 6,404 and the provisions of CVM Resolution No. 44, hereby informs its shareholders, the market in general, and all other interested parties of the update to the projections for its 2026 Strategic Plan.

The Plan contemplates real growth above inflation in Service Revenues, combining the preservation of mobile business sustainability, the recovery of broadband growth, and the strengthening of the B2B segment, with a focus on higher value-added solutions. The expansion of EBITDA and margin is driven by cost discipline, digitalization, and the realization of gains from Artificial Intelligence initiatives. In addition, efficient capital allocation, guided by quality and technological evolution, will contribute to the growth of Operating Cash Flow. As a result, the Company will continue to accelerate its shareholder remuneration strategy.

Below, TIM discloses its new projections for 2026:

Objectives	Projections1 2
Revenues	Service Revenue Growth: ~5% (YoY)
EBITDA	EBITDA growth: 6% - 8% (YoY)
Investments (Capex)[3]	Nominal Capex: R$ 4.4 Bln - 4.6 Bln
Operating Cash Flow (EBITDA-AL minus Capex)	Growth of EBITDA-AL minus Capex: 11% - 14% (YoY)
Shareholder Remuneration[4]	R$ 5.3 Bln - 5.5 Bln

1 Estimates for the projections consider normalizations for non-recurring effects when applicable.

2 Does not include M&A transactions that have not been 100% finalized.

3 Investments exclude any potential new spectrum assignments.

4 Total shareholder return including any shareholder remuneration events related to the 2026 fiscal year. Estimates are subject to the Company’s business performance and the approval its Board of Directors and Shareholders' Meeting.

Upon this update, the projections previously disclosed for the period 2026-2027 are no longer part of the set of guidelines employed by the Company.

Rio de Janeiro, February 24, 2026.

TIM S.A.

Vicente de Moraes Ferreira

Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM S.A.
Date: February 23, 2026	By:	/s/ Alberto Mario Griselli
Alberto Mario Griselli
Chief Executive Officer, Chief Financial Officer and Investor Relations Officer